September 21, 2012
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0128

Via EDGAR System

Mr. Kieran Brown Ms. Christina DiAngelo U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Hennessy Mutual Funds, Inc. (File Nos. 811-07695 and 333-07595)
Registration Statement on Form N-14 (No. 333-183004), Filed August 2, 2012
Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)
Registration Statement on Form N-14 (No. 333-183005), Filed August 2, 2012
Registration Statement on Form N-14 (No. 333-183002), Filed August 1, 2012

Ladies and Gentlemen:

Our clients, Hennessy Mutual Funds, Inc. and Hennessy Funds Trust, filed the above referenced Registration Statements on Form N-14.  Registration Statement No. 333-183004 and Registration Statement No. 183005 relate to the special meeting of shareholders of the FBR Large Cap Fund, the FBR Mid Cap Fund and the FBR Small Cap Fund, at which the shareholders of these funds are being asked to approve an Agreement and Plan of Reorganization under which the FBR Large Cap Fund would be reorganized into the Hennessy Cornerstone Large Growth Fund; the FBR Mid Cap Fund would be reorganized into the Hennessy Focus 30 Fund; and the FBR Small Cap Fund would be reorganized into the Hennessy Cornerstone Growth Fund (collectively, the “Domestic Equity Fund Reorganization”).  (The FBR Large Cap Fund, the FBR Mid Cap Fund and the FBR Small Cap Fund are referred to herein as an “FBR Domestic Acquired Fund” and, collectively, as the “FBR Domestic Acquired Funds”.)  Registration No. 333-183002 relates to the special meeting of shareholders of each of the FBR Focus Fund, the FBR Large Cap Financial Fund, the FBR Small Cap Financial Fund, the FBR Technology Fund, the FBR Gas Utility Index Fund, the FBR Balanced Fund, and the FBR Core Bond Fund, at which the shareholders of these funds are being asked to approve an Agreement and Plan of Reorganization under which each of the funds will be reorganized into a Hennessy Fund created to carry out the reorganizations (the “Shell Fund Reorganization”), with each Hennessy Fund having the same investment objective and substantially similar principal investment strategies as its corresponding FBR Fund (collectively the “Shell Funds”).  (The FBR Focus Fund, the FBR Large Cap Financial Fund, the FBR Small Cap Financial Fund, the FBR Technology Fund, the FBR Gas Utility Index Fund, the FBR Balanced Fund, and the FBR Core Bond Fund are referred to herein as an “FBR Shell Acquired Fund” and, collectively, as the “FBR Shell Acquired Funds”).  The Shell Funds, the Hennessy Cornerstone Large Growth Fund, the Hennessy Focus 30 Fund and the Hennessy Cornerstone Growth Fund are referred to herein as the “Hennessy Funds”.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Kieran Brown
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
September 21, 2012

On behalf of our clients, we provided responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission on the Registration Statements referenced above in a letter dated September 7, 2012.  This letter is to provide the accounting and performance survivor analysis as correspondence, as the Hennessy Funds indicated they would in the prior letter.

If the Staff would like to discuss the analysis, you may contact Peter D. Fetzer at (414) 297-5596.

1. Accounting Survivor Analysis Domestic Equity Fund Reorganization:

Hennessy Advisors, Inc. and FBR Fund Advisers, Inc. believe that the Hennessy Cornerstone Large Growth Fund, the Hennessy Focus 30 Fund, and the Hennessy Cornerstone Growth Fund (each an “Acquiring Fund” and, collectively, the “Acquiring Funds”) are the appropriate accounting and performance survivors of the Domestic Equity Fund Reorganization for the reasons discussed below.  See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).  The FBR Domestic Acquired Funds and the Acquiring Funds are referred to herein each as a “Fund” and collectively as the “Funds”.

Investment Advisers

Hennessy Advisors, Inc. is the investment adviser of the Acquiring Funds.  FBR Fund Advisers, Inc. is the investment adviser of the FBR Domestic Acquired Funds.  Because Hennessy Advisors, and its existing portfolio managers, will manage the combined Funds, Hennessy Advisors and FBR Fund Advisers believe that the historical performance of the Acquiring Funds is more indicative of the performance of the surviving Funds.

Expense Structures and Expense Ratios

The FBR Domestic Acquired Funds and the Acquiring Funds have similar expense structures, except that the FBR Domestic Acquired Funds have a 1.00% redemption fee and a Rule 12b-1 fee, while the Acquiring Funds do not have a redemption fee or a Rule 12b-1 fee.  The expense structure of the combined Funds will be the same as that of the Acquiring Funds, which have a lower expense ratio.

Investment Objective, Policies and Restrictions

Each of the FBR Domestic Acquired Funds and the Acquiring Funds have substantially similar investment objectives.  While all of the investments of the applicable FBR Domestic Acquired Fund are eligible investments for the corresponding Acquiring Fund, the FBR Domestic Acquired Fund and its corresponding Acquiring Fund do differ in investment strategies, as the Acquiring Fund employs a focused, formula-based approach to its investments.  The combined Funds’ investment objectives, policies and restrictions will be those of the Acquiring Funds.

Mr. Kieran Brown
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
September 21, 2012

Portfolio Composition

Because the surviving Funds will operate under the investment objectives, policies and restrictions of the Acquiring Funds, and because of the continuity in the investment adviser and the portfolio managers of the Acquiring Funds, Hennessy Advisors, Inc. and FBR Fund Advisers, Inc. believe that each Acquiring Fund’s current portfolio is more representative of what the portfolio of each combined Fund will be over time.

Asset Size

The total assets of Investor Class shares and Institutional Class shares combined of each of the Acquiring Funds is significantly large than that of the corresponding FBR Domestic Acquired Fund.

In terms of the structure of the transaction, the FBR Domestic Acquired Funds will contribute all of their assets and the assumed liabilities (as provided in the Agreement and Plan of Reorganization) to the Acquiring Funds in exchange for shares of the Acquiring Funds.  The FBR Domestic Acquired Funds will liquidate following the distribution of the shares of the Acquiring Funds to their shareholders.  An analysis of the NAST factors is consistent with this structure and result.  Specifically, the NAST factors indicate that each of the surviving Funds will more closely resemble the corresponding Acquiring Fund.  In light of the supportive NAST factors, Hennessy Advisors, Inc., FBR Fund Advisers, Inc. and the Funds believe that the surviving Funds will more closely resemble the Acquiring Funds and the Acquiring Funds are therefore the appropriate accounting and performance survivors of the Domestic Equity Fund Reorganization.

2. Accounting Survivor Analysis Shell Fund Reorganization:

Hennessy Advisors, Inc. and FBR Fund Advisers, Inc. believe that the FBR Shell Acquired Funds are the appropriate accounting and performance survivors of the Shell Fund Reorganization for the reasons discussed below.  See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).  The Shell Funds are referred to herein as an “Acquiring Fund” and, collectively, the “Acquiring Funds”.  The FBR Shell Acquired Funds and the Acquiring Funds are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers

Hennessy Advisors, Inc. is the investment adviser of the Acquiring Funds.  FBR Fund Advisers, Inc. is the investment adviser of the FBR Shell Acquired Funds.  However, the current portfolio managers of FBR Fund Advisers that manage the FBR Shell Acquired Funds will become employees of Hennessy Advisors and will manage the combined Funds.  So, Hennessy Advisors and FBR Fund Advisers believe that the historical performance of the FBR Shell Acquired Funds is more indicative of the performance of the surviving Funds.  Indeed, each of the Acquiring Funds was created to carry out the Shell Fund Reorganization and will have had no operations prior to the Shell Fund Reorganization.

Mr. Kieran Brown
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
September 21, 2012

Expense Structures and Expense Ratios

The FBR Shell Acquired Funds and the Acquiring Funds have substantially identical expense structures and substantially similar expense ratios, except that the FBR Shell Acquired Funds have a 1.00% redemption fee, while the Acquiring Funds do not have a redemption fee.  The expense structure of the combined Funds will be substantially identical to that of the FBR Shell Acquired Funds.

Investment Objective, Policies and Restrictions

Each of the FBR Shell Acquired Funds and the Acquiring Funds have substantially identical investment objectives, investment policies, investment restrictions and investment strategies.  Indeed, each of the Acquiring Funds was created to carry out the Shell Fund Reorganization and was designed to mirror the corresponding FBR Shell Acquired Fund.  The combined Funds’ objectives, investment policies, investment restrictions and investment strategies will be those of the FBR Shell Acquired Funds.

Portfolio Composition

Because the surviving Funds will operate under the investment objectives, policies and restrictions of the FBR Shell Acquired Funds, and because of the continuity in the portfolio managers of the FBR Shell Acquired Funds, Hennessy Advisors, Inc. and FBR Fund Advisers, Inc. believe that each of the FBR Shell Acquired Fund’s current portfolio is representative of what the portfolio of each combined Fund will be over time.

Asset Size

Each of the Acquiring Funds was created to carry out the Shell Fund Reorganization and will have had no operations prior to the Shell Fund Reorganization.

In terms of the structure of the transaction, the FBR Shell Acquired Funds will contribute all of their assets and the assumed liabilities (as provided in the Agreement and Plan of Reorganization) to the Acquiring Funds in exchange for shares of the Acquiring Funds.  The FBR Shell Acquired Funds will liquidate following the distribution of the shares of the Acquiring Funds to their shareholders.  An analysis of the NAST factors is consistent with this structure and result.  Specifically, the NAST factors indicate that each of the surviving Funds will resemble the corresponding FBR Shell Acquired Fund.  In light of the supportive NAST factors, Hennessy Advisors, Inc., FBR Fund Advisers, Inc. and the Funds believe that the surviving Funds will resemble the FBR Shell Acquired Funds and the FBR Shell Acquired Funds are therefore the appropriate accounting and performance survivors of the Shell Fund Reorganization.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer